FastenTech, Inc.

8500 Normandale Lake Boulevard

Suite 1230

Minneapolis, MN 55437

April 23, 2007

via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Terence O’Brien

RE:	FastenTech, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 22, 2006
File No. 333-108365

Ladies and Gentleman:

FastenTech, Inc. (the “Company” or “FastenTech”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated April 9, 2007 from Terence O’Brien of the Commission to Michael R. Elia of the Company relating to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2006 filed with the Commission on December 22, 2006 (the “Form 10-K”). The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, the Company has included above each response a copy of the comment to which it is responding.

Segment Results of Operations, page 40

1. Comment: We have reviewed your response to our prior comment 1 and your proposed revised disclosure which indicate that you use EBITDA as a performance measure, liquidity measure as well as a material component of debt covenant ratios. Please address the following:

•

Debt covenant measure: You indicate that you have presented EBITDA because it is a material component of certain covenants. Please identify and present the material covenants. For example, you should present the ratios for each period and discuss how your calculated ratio compares to the covenant threshold. In addition, you must provide the disclosures required by Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

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April 23, 2007

•

Performance measure: You must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure as a performance measure. Supplementally demonstrate the appropriateness of eliminating restructuring charges form your non-GAAP performance measure. Clarify whether you believe these charges are non-recurring or recurring and with reference to Item 10(e) of Regulation S-K and, The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, demonstrate the appropriateness of using your non-GAAP measure a s a performance measure. If you are able to demonstrate the appropriateness of this non-GAAP measure, expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

•	the economic substance behind your decision to use such a measure;

•

the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and

•

the manner in which you compensate for these limitations when using the non-GAAP measure. In this regard, we not your response letter dated March 5, 2007 which included some of this information; however, the information was limited and not included in your proposed revisions in your letter dated March 27, 2007.

Response: With respect to the comment above regarding the debt covenant measure, the Company will modify its disclosure in the Liquidity and Capital Resources section of its Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) in future filings under the heading of “Credit Facility” as follows:

Credit Facility

Effective July 12, 2005, we increased the available borrowings under the credit facility to $170.0 million from $115.0 million (subject to certain limits, including limitation requirements under the indenture for the notes). The loans provided under the credit agreement mature in May 2010.

Under the credit facility, borrowings bear interest, at our option, at LIBOR plus the Applicable Rate or the ABR plus the Applicable Rate. During fiscal 2006, interest on the borrowings was calculated using LIBOR and we intend to select the most favorable borrowing alternate when future borrowings are required. The Applicable Rate is based upon our Leverage Ratio, as defined in the credit facility. The Applicable Rate on LIBOR borrowings is between 2.25% and 3.00% and on the ABR borrowings is between 1.25% to 2.00%.

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April 23, 2007

Our credit facility is subject to annual commitment fees of 0.375% to 0.5% on the average unused portion of the credit facility, depending on the level of outstanding borrowings. Our credit facility is collateralized by substantially all of the Company’s assets.

We believe our credit facility is a material agreement, that the covenants within it are material terms of the agreement and that the following information about the covenants is material to an investor’s understanding of our financial condition and/or liquidity. Our credit facility contains customary covenants, including financial condition covenants. The first financial condition covenant does not permit the Leverage Ratio, as defined, to exceed 4.75 to 1.00 as of September 30, 2006. The second financial condition covenant does not permit the Interest Coverage Ratio, as defined, to be less than 2.00 to 1.00 as of September 30, 2006. The final financial condition covenant does not permit EBITDA, as defined in the credit agreement to be less than $49.0 million as of September 30, 2006. For fiscal 2006, we were in compliance with all of our covenants. Our Leverage Ratio, as defined, was 4.41 to 1.00; our Interest Coverage Ratio, as defined, was 2.06 to 1.00; and our EBITDA, as defined, was $63.3 million. Non-compliance with these covenants would significantly impair the company’s financial condition and liquidity and require the Company to either amend the agreement or seek alternative sources of funding.

With respect to the comment above regarding performance measures, the Company would like to clarify that it does not use EBITDA as a performance measure for consolidated purposes. However, the Company does determine segment profitability on an EBITDA basis under FASB Statement 131, which differs from consolidated operating profit as defined by GAAP and it excludes the effects of items attributable to those segments. As such, the Company includes a reconciliation of segment profitability to consolidated net income in its notes to the consolidated financial statements.

Because the Company believes that this segment information is helpful to investors, it includes, in its MD&A, a discussion of segment profitability and precedes this discussion with a complete discussion of the reconciling items that apply to the segments being discussed as well a qualification and explanation of the measure being used. The Company’s disclosure also follows the guidelines set forth in Financial Reporting Codification Section 501.01.a. Thus, we believe the inclusion of EBITDA in our discussion of segment profitability within our MD&A is appropriate and compiles with the SEC guidelines as set forth in its response to Question 19 of the Frequently Ask Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, which states:

“Under FASB Statement 131, a company may determine segment profitability on a basis that differs from consolidated operating profit as defined by GAAP or excludes the effects of items attributable to that segment. In this situation, FASB Statement 131 requires that a footnote to the company’s consolidated financial statements provide a reconciliation. Where a company includes in its MD&A a discussion of segment profitability determined in such a manner, the company also should include in the segment discussion in the MD&A a complete discussion of the reconciling items that apply to the particular segment being discussed. In this regard, see Financial Reporting Codification Section 501.01.a, footnote 28, as added by Commission Release 33-7620, Segment Reporting.”

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April 23, 2007

The Company will however remove any and all other references to EBITDA or non-GAAP measures that are outside of its discussions of segment profitability.

Following is an example of the revised portion of the Company’s MD&A discussing its results of operations using September 30, 2006:

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following should be read in conjunction with our Consolidated Financial Statements and the related Notes.

EXECUTIVE OVERVIEW

Our Company is focused on profitably growing a number of product platforms for which we believe we hold leading market positions in the majority of the markets that we serve. We are a leading manufacturer and marketer of certain aerospace-grade and specialized components. Through our aerospace-grade segment, we design, manufacture and sell an array of engineered components such as transition ducts, combustion chamber liners and connection rods for gas turbine engines, gearboxes and planetary gear systems for All Terrain Vehicles (ATVs), military track pins and custom products for military vehicles and engineered components for aerospace applications. Through our specialized components segment, we offer a diverse collection of highly engineered specialty fasteners and fastener systems, which includes custom engineered critical engine bolts, externally threaded fasteners, shear connectors, concrete anchors, punching resistor studs, inserts, ports, pipe & cable hangers, metal-formed parts and assemblies, weld studs and bosses, and the devices used to apply, assemble and weld these items. These products are used in the critical applications of a broad array of customers in on-highway and off-road diesel engines, non-residential building construction, highways, bridges and numerous other applications. Our ultimate end markets include power generation, military, industrial, truck, construction, light vehicles, recreational, and aerospace. Some of our products are distributed globally. We employ approximately 1,800 associates worldwide and have 21 domestic manufacturing locations and manufacturing operations in Tianjin, China and Gevelsburg, Germany. Our strategy is to create market advantages through product innovations and marketing initiatives that expand our market focus to offer total fastening and engineering solutions to our customers and by pursuing select acquisitions to complement our business strategy. Our business strategy is focused on increasing operating margins and free cash flow.

As part of our strategic process, we continually review our business segments and selected markets in terms of their potential long-term returns. We regularly review and negotiate potential acquisitions and divestitures in the ordinary course of business, some of which are or may be material, and have completed a series of acquisitions and

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divestitures since our Company was formed in 1998. Our decisions regarding acquisitions and divestitures are based on their impact on our economic cash flows and returns on invested capital. We may consider a larger acquisition, more than $100.0 million in revenues, if certain criteria are met. We may also consider business divestitures if we determine that the business(es) no longer meet our long term strategic objectives or that a divestiture will increase the overall cash flow returns to our investors. While we consider acquisitions primarily for any of our segments, over the last three years we have invested more heavily in the Aerospace-grade segment with approximately $117.1 million invested in nine acquisitions and an approximate $22.5 million investment in two acquisitions in our Specialized Components segment.

During fiscal 2006, we completed two acquisitions. In October 2005, we purchased 100% of the outstanding stock of Erie Bolt Corporation (“Erie Bolt”) for approximately $3.7 million in cash. The results of Erie Bolt from the date of acquisition are included in our Aerospace-grade Components segment. In December 2005, we acquired 100% of the outstanding stock of BNC & Associates, Inc. (“BNC”) for a purchase price of approximately $17.3 million including estimated fees and net of a preliminary working capital adjustment. BNC, through its wholly owned operating subsidiary, Stud Welding Associates, Inc. (“SWA”), manufactures and distributes stud welded fasteners and systems to a wide array of end markets including the construction, industrial, energy and marine markets. The results of BNC from the date of acquisition are included in our Specialized Components segment.

Also during fiscal 2006, as part of our ongoing strategic planning process, we sold the operations of Special Processes of Arizona (“SPOA”) and recorded a loss of $2.3 million related to the write-off of fixed assets and goodwill. The sale of SPOA did not meet the criteria of a discontinued operation under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations,” and thus was not recorded as a Discontinued Operations.

During fiscal 2005, we completed six acquisitions. In August 2005, we purchased 100% of the members’ interest of General Products for approximately $7.0 million. General Products is a private precision machining, fabrication, and finishing manufacturer that precision welds, fabricates and machines sheet metal and aluminum, titanium and other metal alloys into component parts for military and aerospace customers. General Products’ financial results from the date of acquisition are included in our Aerospace-grade Components segment. In June 2005, we completed the acquisition of substantially all of the assets of Ogre Holdings, Inc. (f/k/a/ Acraline Products, Inc.) (“Acraline”) for approximately $40.0 million. Acraline manufactures combustion liners, transition ducts, fuel nozzles, flow sleeves, impingement shield, end caps/covers, casings, and annular combustors utilized in land-based and aerospace gas turbine engines. The financial results for Acraline from the date of its acquisition are included in our Aerospace-grade Components segment. In December 2004, we acquired substantially all of the assets of GCE Industries, Inc. and 100% of the stock of Katsakos Industries, Inc. (such businesses, collectively, “GCE”) for approximately $31.1 million. GCE manufactures precision fabrications and machined components, such as transition ducts and other combustion system components to the power generation and aerospace industries. The financial results for GCE from the date of its acquisition are included in our Aerospace-grade Components segment. In December 2004, we acquired substantially all of the assets of Spun Metals, Inc. (a Deakins Company) (“Spun Metals”) for approximately $5.0 million. Spun Metals is a private manufacturer of precision metal spinnings and machined components used in the aerospace, power generation and industrial industries. The financial results for Spun Metals from the date of its acquisition are included in our Aerospace-grade Components segment. During fiscal 2005, we also purchased certain assets from the Triumph Group, Inc. in two separate transactions for total consideration of approximately $8.8 million. The financial results of these two acquisitions are included in our Aerospace-grade Components segment from the date of acquisition.

During fiscal 2004, we completed three acquisitions. In August 2004, we purchased substantially all of the assets of MECO, Inc. (“MECO”), for approximately $8.4 million. MECO supplies precision fabrications and machined components, such as combustion chamber liner assemblies and covers, to the turbine engine and aerospace industries. MECO’s financial results from the date of acquisition are included in our Aerospace-grade Components segment. In March 2004, we completed the acquisition of substantially all of the assets of Gear and Broach, Inc.,

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(“G&B”), for approximately $13.1 million. G&B manufactures gear components and systems designed to endure extreme temperatures, high cyclical loads, and vibration stresses. Its products include gearboxes and planetary gear systems used in All Terrain Vehicles or ATVs. The financial results for G&B from the date of its acquisition are included in our Aerospace-grade Components segment. In October 2003, we acquired all of the capital stock of Spiegelberg Manufacturing, Inc., (“Spiegelberg”), for approximately $5.2 million. Spiegelberg manufactures stud-welding equipment for the construction and general industrial markets. Its financial results from the date of acquisition are included in our Specialized Components segment.

Also during fiscal 2004, as part of our ongoing strategic planning process, we evaluated several alternatives for two of our business units in the Application-specific segment that principally manufacture fasteners and components for automotive original equipment manufacturers and tier-one suppliers. We concluded that these business units no longer fit our core long-term growth strategy due to less attractive industry fundamentals and reduced potential long term returns. As a result, on September 10, 2004, we sold substantially all of the assets of FabriSteel Products, Inc. and Profile Steel and Wire, Inc (collectively “FabriSteel”). Net cash proceeds of approximately $48.4 million from the sale were used to pay down debt. In addition, we committed to a plan to sell our interest in Progressive Stamping Co. (DE), Inc. (“Progressive”). During the fourth quarter of fiscal 2005, we determined that continuing to operate Progressive would create more shareholder value and suspended the sale of this business unit. As such, Progressive has been classified in continuing operations for all periods presented. Effective January 1, 2006, Progressive became a part of the Company’s Specialized Components Segment. As a result, Progressive is now aggregated into the Specialized Components segment. The Company’s segment reporting has been restated to reflect this change.

We have accounted for FabriSteel as a discontinued operation, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment and Disposal of Long-lived Assets.” The results of FabriSteel for all periods presented are included in the Consolidated Financial Statements as discontinued operations. In addition, unless otherwise indicated, amounts provided in this MD&A pertain to continuing operations only.

In February 2003, through our newly formed subsidiary, Integrated Energy Technologies, Inc. (“IET”), we acquired substantially all the assets of the Evansville Operations of Roll-Royce Corporation, for $9.5 million. The Evansville operation manufactures transition ducts through which gas turbine machines draw air into their combustion chambers for gas turbine Original Equipment Manufacturers (OEMs). It is also in the process of installing production equipment to manufacture Lamilloy sheets from which liners will be formed for the U.S. Joint-Strike Fighter; the newest class of military aircraft. The financial results of the Evansville operation are included in our Aerospace-grade Components segment from the date it was acquired.

See Notes 2 and 3 of our Consolidated Financial Statements for more information on acquisitions and divestitures.

We incur impairment and restructuring charges from time to time as a result of executing our strategy to rationalize and consolidate manufacturing capacity, better serve customer demand, fix or discontinue operations, integrate acquisition capacity and build flexible cost structures through outsourcing initiatives. In 2005 and 2004, we recorded impairment charges of $1.6 million and $1.0 million, respectively, for the write-off of property, plant and equipment. In fiscal 2006, we recorded $0.4 million of restructuring charges related to the termination of 3 employees and lease costs at one of our business units in the Aerospace-grade components segment. In 2005, we recorded $0.2 million of restructuring charges related to the termination of 15 employees at one of our business units in the Aerospace-grade components segment. These charges may vary significantly from period to period, and as a result, we may experience fluctuations in our reported net income due to the timing of restructuring actions.

In fiscal 2006, on a consolidated basis, steel represented 32.5% of our selling price, compared to 32.9% in fiscal 2005. Starting in late December 2003, U.S. steel prices began to rapidly increase as a result of a weak dollar, which discourages imports, and rising demand in Asia and other parts of the world. During fiscal 2004 prices for hot-rolled steel increased as much as 75 to 100 percent and then leveled off in fiscal 2005 into 2006. We estimate that we have been able to pass on approximately 75 to 85 percent of this cost increase to customers.

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In June 2005, to ensure we have adequate liquidity to support our organic growth initiatives and future acquisition strategies, we successfully amended and restated our credit agreement to, among other things, increase the available borrowings from $115.0 million to $170.0 million (subject to the certain limitations on indebtedness contained in the indenture for our notes). Our Senior Credit Facility is rated a Ba2 by Moody’s and 1BB- by Standard & Poors.

We continue to expand our customer offerings, increase our sourcing of certain component parts from outside the U.S., and grow our operations through attractive, strategic “bolt-on” acquisitions. We will continue our strategy of achieving growth through product innovations and marketing initiatives that enable us to offer total fastening and engineering solutions to our customers and through select acquisitions that complement our businesses with the intent to increase operating margins and free cash flow.

Business Segment Information

The following table is provided to assist in understanding our business segments.

Segment (percentage of proforma net sales)	Products & Services	Production Processes	Types & Class of Customers
Aerospace-grade Components (48%)	Engineered components such as transition ducts, combustion chamber liners and connection rods for gas turbine engines, gearboxes and planetary gear systems for All Terrain Vehicles (ATVs), military track pins and custom products for military vehicles and engineered components for aerospace applications.	Precision machining	Power Generation, Aerospace, Military and Recreational Vehicle OEMs

Specialized Components (52%)	Custom engineered engine bolts, externally threaded fasteners, shear connectors, concrete anchors, punching resistor studs, inserts, ports, pipe and cable hangers, and weld studs and bosses. Other products include devices used to apply, assemble and weld the above named items, which are designed, manufactured and marketed to the same group of customers. Formed parts, including washer stampings, non-washer stampings (shims, brackets, cams, brake seals) and engineered assemblies, including kep assemblies, rubber grommet assemblies and cam assemblies.	Cold-head Forming, Stamping and assembly	Industrial, Construction, Truck and Automotive OEMs, Contractors and Distributors

The following information provides key sensitivities that affect the performance of each of our business segments and augments our discussion and analysis in the next section titled Results of Operations.

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Aerospace-grade Components

The term aerospace-grade is an industry term for components that are used in high stress environments and are often made of high-grade metal alloys. The industry includes power generation components in this category because gas turbines are used for both land based machines and aircraft engines.

Although the aerospace industry is typically the largest user of aerospace grade components, our Aerospace-grade segment principally serves industrial gas turbine power generation, military and recreational vehicles, and aircraft combustion engine OEMs. The four business units, Specialty Bar Products Company, Integrated Energy Technologies, Inc., Gear and Broach, Inc. and General Products, that comprise this segment manufacture components to the exacting quality specifications required in critical power generation, military and all-terrain vehicles, and aircraft applications. These components are fabricated from high-strength steels, super alloys (titanium, nickel, inconel, and aluminum), and composites (ceramic coated nickel and titanium) and are designed to endure temperature extremes (advanced cooled structures), high fatigue and creep loads and repeated vibration stresses. The primary products in this segment include an array of engineered components such as transition ducts, combustion chamber liners and connection rods for gas turbine engines, gearboxes and planetary gear systems for All Terrain Vehicles (ATVs), military track pins and custom products for military vehicles and engineered components for aerospace applications. Competition in this segment comes from numerous entities, both large and small. The principal competitive drivers are price, service, product performance, manufacturing methods, and technical innovation. These drivers vary with the type of product sold. We believe that we can effectively compete on the basis of each of these factors as they apply to the various products offered.

The majority of the revenues in this segment are tied to energy and defense spending. During the late 1990s through 2002, the gas turbine electrical power market underwent a period of rapid growth due to extensive deregulation of U.S. utilities. According to the Energy Information Administration, total U. S. electric power capacity rose from 730 GW in 1995 to 948 GW in 2003, with gas turbine capacity virtually accounting for all of the increase in capacity. The power utilities delayed new plant constructions following the period of overinvestment, but the market started to post a gradual recovery through calendar year 2005 with overall market unit production expected to grow at 12% per year through 2010. Likewise, our sales in this market have followed this same pattern, increasing through fiscal 2002 then decreasing in fiscal 2003 and 2004 with a rebound starting in fiscal 2005 and 2006. Our sales are also closely tied to maintenance, repair and overhaul (MRO) cycles of the installed fleets. We expect the units installed during the 2000 to 2002 timeframe to reach their first MRO cycle in 2006 and 2007. In addition, as the level of military activity in Afghanistan and Iraq increased during fiscal 2004 and 2005, revenues in this segment also increased as demand for replacement pins and bushings, used to hold track tread together in military tracked vehicles, increased. During fiscal 2006, we had a 44 percent decline in sales of our military track pin vehicle products and we believe that the demand for these products has now returned to more normalized levels.

In addition, government funding of the U.S. Joint Strike Fighter could impact future sales in this segment. We are working closely with an OEM combustion system supplier to produce Lamilloy sheets used in the production of U.S. Joint Strike Fighter aircraft. This product is dependent on several conditions, including continued U.S. government funding for deliveries spread over the next five years. Shipments in fiscal 2006 were approximately $0.5 million.

In fiscal 2006, approximately 58% of the sales in this segment were derived from three primary customers, of which General Electric accounted for approximately 34% of this segment’s total net sales and 17% of our total consolidated net sales. No other customer represents more than 10% of our consolidated total net sales. For fiscal 2006 and fiscal 2005, foreign sales accounted for 37% and 20%, respectively, of our total consolidated foreign sales, and 15% and 9%, respectively, of this segment’s total sales. Shipments were primarily to Hungary, Italy, France, Canada and England.

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April 23, 2007

Specialized Components

Our Specialized Components segment consists of three business units, Nelson Stud Welding, Inc., the Ferry Cap & Set Screw Company and Progressive Stamping Co. (DE), Inc., that manufacture products designed for specific industrial applications, including truck, automotive, industrial equipment, and construction. Our products consist predominantly of pre-formed parts in which the fastening function is designed-in to fit the requirements of the OEM’s equipment and are primarily manufactured with cold forming techniques from a variety of alloys. In addition, we manufacture high quality, low cost formed parts and engineered assemblies based on proven competencies in process engineering and tooling and the use of state-of-the-art technology. Primary products include custom engineered engine bolts, externally threaded fasteners, shear connectors, concrete anchors, punching resistor studs, inserts, ports, pipe and cable hangers, weld studs and bosses, flat and specialty engineered washers and non-washer stampings, including shims, brackets, cams, retainers, spacers, brake seals, threaded plates, and engineered assemblies, including kep assemblies, rubber grommet assemblies, nut and retainer assemblies, bolt and retainer assemblies and cam assemblies. Other products include devices used to apply, assemble and weld these items, which are designed, manufactured and marketed to the same group of customers. Competition in this segment comes from numerous entities, both large and small. The principal competitive drivers are price, service, product performance and technical innovation. These drivers vary with the type of product sold. We believe we can effectively compete on the basis of each of these factors as they apply to the various products offered.

The performance of the Specialized Components segment mirrors that of broader U.S. economic trends. Increases or decreases in revenue growth for their segment have generally tracked changes in gross domestic product (GDP), industrial production, and manufacturing capacity utilization. For example, the general economic slowdown and reduced capital spending in the U.S. manufacturing sector in 2000-2002 had a significant effect on our segment’s performance during that time period. As U.S. economic and industrial manufacturing conditions improved towards the end of fiscal 2002 and into fiscal 2003, revenues in this segment also improved. Approximately 13% of the sales in this segment are dependent on Class 8 Vehicle Production. Thus, trends in the Class 8 North American Free Trade Act Vehicle Build (medium- and heavy-truck unit production) also help predict the future performance of this segment.

Industrial production was much stronger than expected during fiscal 2004 and remained strong through fiscal year 2005 and 2006. Total U.S. industrial production for fiscal 2006 was up 5.6% over fiscal 2005. Industrial production is projected to remain strong in fiscal 2007.

North American industry demand for construction equipment remained strong across all products lines. Based upon industry sources, building construction expenditures in the nonresidential sector is expected to grow 9.1% per year into 2009 as a result of expected capital investment spending.

During fiscal 2006, truck unit production remained strong. However, for fiscal 2007, we expect that total truck unit production may decline as much as 30% to 40% and rebound towards another significant medium- and heavy-duty truck pre-buy in 2009 before the 2010 emissions regulations. Light duty trucks are expected to contribute significantly to growth from 2007 through 2010 due to increased market share. Approximately 13% of our sales in this segment relate to heavy trucks, 6% light trucks, and 4% medium trucks. On a consolidated basis, these amounts approximate 6% for heavy truck, 4% for light, and 2% for medium. The Class 8 NAFTA Vehicle Build, is as follows:

	Fiscal year ended September 30,
	(in 000’s)
	2006	2005	2004
Class 8 NAFTA Vehicle Build	364.9	334.7	236.3

Source: ACT Research

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One customer represented 11% of sales in this segment for fiscal 2005. No customer represented more than 10% of sales in this segment for fiscal 2006 and 2004.

In fiscal 2006 and 2005, foreign sales in this segment represented 24% and 30% of this segment’s total sales and 63% and 80% of our consolidated total foreign sales. Approximately 79% of this segment’s foreign sales were shipped through our Gevelsburg, Germany manufacturing operation. In both fiscal 2006 and 2005, 80% of this segment’s foreign sales were to markets in Germany, Mexico, Italy, England, Canada, France, and Spain.

During fiscal 2005, we completed the consolidation of the distribution functions within this segment, resulting in an impairment charge of $1.6 million, and started a new manufacturing program between the business units in this segment to increase the production capacity and utilization of our newer, modernized facility in Elyria, Ohio. In addition, during fiscal 2005, we started a manufacturing operation in Tianjin, China to capitalize on the growing demand for industrial and construction fasteners in this region. These three initiatives reduced operating results by approximately $1.3 million in fiscal year 2005. We expect to save approximately $1.0 million annually with the consolidation of the distribution functions.

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RESULTS OF OPERATIONS

Consolidated Reported Results

(dollars in thousands)

	2006	2005	2004
Net sales	$408,977	$327,516	$242,414
Cost of sales	304,067	243,199	170,711

Gross profit	104,910	84,317	71,703
Gross margin	25.7%	25.7%	29.6%
Selling, general and administrative expenses, excluding intangible asset amortization	59,144	45,321	39,072
As a percent of net sales	14.5%	13.8%	16.1%
Intangible asset amortization	5,382	2,340	383
Impairment of long-lived assets	—	1,597	1,018
Impairment of goodwill	—	—	14,027
Restructuring charges	541	216	—

Operating Income	39,843	34,843	17,203
Interest expense, net	(32,177)	(26,139)	(23,318)
Interest expense – redeemable preferred stock	(2,894)	(3,454)	—
Gain on repurchase of redeemable preferred stock	2,210	4,035	—
Loss on sale of discontinued product line	(2,284)	—	—
Other income, net	203	363	346

Income (loss) before income taxes	4,901	9,648	(5,769)
Income tax expense	1,636	3,250	(3,499)

Income (loss) from continuing operations	3,265	6,398	(2,270)
Income from discontinued operations	—	—	11,731

Net income	$3,265	$6,398	$9,461

Capital expenditures	$10,057	$14,480	$10,228
Depreciation and amortization	$19,975	$13,335	$9,241

Securities and Exchange Commission

April 23, 2007

During fiscal 2004, we completed three acquisitions: MECO, Inc., which supplies precision fabrications and machined components to the turbine engine and aerospace industries, on August 16, 2004; Gear and Broach, Inc., which manufactures gear components and systems designed to endure extreme temperatures, high cyclical loads, and vibration stresses on March 1, 2004; and Spiegelberg Manufacturing, Inc., which manufactures stud-welding equipment for the construction and general industrial markets on October 17, 2003. The financial results of these acquisitions are included in our financial statements from the date they were acquired. Accordingly, these acquisitions significantly impact year-to-year comparisons. In aggregate, based on information provided by the sellers, these companies had net sales in the twelve months prior to their respective acquisition dates of approximately $37.0 million.

During fiscal 2005, we completed six acquisitions: the membership interests of General Products, which supplies precision fabrications and machined components to the military and aerospace industries, on August 2, 2005; substantially all of the assets of Acraline Products, Inc., which manufactures gas turbine components for the power generation industry on June 30, 2005; substantially all of the assets of GCE Industries, Inc., which manufactures gas turbine components for the power generation industry on December 21, 2004; substantially all of the assets of Spun Metals, Inc., which supplies precision metal spinnings and machined components to the industrial, aerospace and power generation industries on December 10, 2004; and during fiscal 2005, we also purchased certain assets from the Triumph Group, Inc. in two separate transactions. The financial results of these acquisitions are included in our financial statements from the date they were acquired. Accordingly, these acquisitions significantly impact year-to-year comparisons. In aggregate, based on information provided by the sellers, these companies had net sales in the twelve months prior to their respective acquisition dates of approximately $86.0 million.

During fiscal 2006, we completed two acquisitions: 100% of the stock of Erie Bolt Corporation, which is a private manufacturer of custom machined and upset forged fasteners for industrial and military customers on October 3, 2005; 100% of the outstanding stock of BNC & Associates, Inc., which, through its wholly owned operating subsidiary, Stud Welding Associates, Inc. (“SWA”), manufactures and distributes stud welded fasteners and systems to a wide array of end markets including the construction, industrial, energy and marine markets on December 6, 2005. The financial results of these acquisitions are included in our financial statements from the date they were acquired. Accordingly, these acquisitions significantly impact year-to-year comparisons. In aggregate, based on information provided by the sellers, these companies had net sales in the twelve months prior to their respective acquisition dates of approximately $33.1 million. For further discussion on acquisitions and divestitures, see Notes 2 and 3 to our Consolidated Financial Statements.

Consolidated Results of Operations: Fiscal 2006 Compared to Fiscal 2005

Net sales. Net sales increased 24.9%, or $81.5 million from fiscal 2005. Net sales increased 19.8% in the Specialized Components segment and 30.9% in the Aerospace-grade Component segment. Approximately $73.9 million of this increase relates to the acquisitions that were completed in fiscal 2006 and 2005. Consolidated organic net sales increased 2.6% to $336.1 million, including $1.4 million in favorable currency exchange rates in our Specialized Components segment. The primary products that experienced organic net sales growth in fiscal 2006 were stud fasteners and weld equipment, up 9.0% in our Specialized Components segment and gas turbine components, up 14.3%, offset by a decline of high stress fasteners, down 22.4%, in our Aerospace-grade segment.

Securities and Exchange Commission

April 23, 2007

Gross Profit. Gross profit margins were 25.7% in both fiscal 2006 and fiscal 2005. In fiscal 2006, we incurred certain expenses of approximately $1.0 million to launch new products, expand production capabilities, and execute certain initiatives and recorded a non-cash charge of $1.3 million for the excess of fair value assigned to inventory related to the acquisition of BNC.

Selling, general and administrative expenses (SG&A), excluding intangible asset amortization. In fiscal 2006, SG&A expenses were $59.1 million, excluding intangible amortization, compared to $45.3 million in 2005, an increase of $13.8 million. The increase was driven primarily by acquisitions completed in fiscal 2006 and fiscal 2005, higher professional and insurance costs as well as additional hires for new product development. SG&A expenses of acquired companies included in fiscal 2006 that were not included in fiscal 2005 were approximately $9.7 million. In addition, we had approximately $1.4 million in higher professional fees related to tax planning initiatives and higher insurance costs.

Intangible asset amortization. In fiscal 2006, intangible asset amortization expenses were $5.4 million, compared to $2.3 million in 2005, an increase of $3.1 million. The increase relates to the completion of the remaining final purchase price allocations for certain acquisitions made in fiscal 2005 and 2006 resulting in the identification of certain amortizable intangible assets.

Restructuring charges. We incur impairment and restructuring charges from time to time as a result of executing our strategy to rationalize and consolidate manufacturing capacity, better serve customer demand, fix or discontinue operations, integrate acquisition capacity and build flexible cost structures through outsourcing initiatives. These charges may vary significantly from period to period, and as a result, we may experience fluctuations in our reported net income due to the timing of restructuring actions.

During fiscal 2006, we incurred restructuring charges of $0.5 million for certain lease exit costs and the termination of 4 employees at two business units in the Aerospace-grade Components segment. Of the $0.5 million, $0.2 million had been paid in cash as of September 30, 2006 with the remaining payments due in fiscal 2007. We expect to generate annual savings of approximately $0.5 million as a result of these restructurings. During fiscal 2005, we incurred restructuring charges of $0.2 million for severance related payments due to the termination of 15 employees at one of our business units in the Aerospace-grade Components segment. There are no additional severance expenses related to these 15 employees and we expect to generate annual savings of approximately $0.7 million as a result of these terminations.

Impairment of long-lived assets. We recorded non-cash charges of $1.6 million in fiscal 2005. No such charges were required in fiscal 2006. These charges include noncash impairment charges related to the abandonment and disposal of specific assets in the Specialized Components segment.

Interest expense – long term debt. For fiscal 2006, interest expense on long term debt increased 23.1%, or $6.0 million, compared to fiscal 2005, primarily due to higher average debt balances. Our average debt balance in fiscal 2006 was $287.4 million compared to $228.5 million in fiscal 2005, while the weighted average interest rate incurred, including the amortization of debt issuance costs, was 11.2% compared to 11.4% for fiscal 2005.

Interest expense – redeemable preferred stock. Effective January 1, 2005, we adopted SFAS No. 150, which required us to record in our results of operations, the dividends on our redeemable preferred stock as interest expense rather than as a reduction to retained earnings or additional paid in capital. We have not restated any prior periods, as it is not permitted. We did not provide any tax benefit in connection with the interest expense on the redeemable preferred stock because payment of the related preferred dividend is not tax-deductible.

Securities and Exchange Commission

April 23, 2007

Gain on repurchase of redeemable preferred stock. During fiscal 2006 and 2005, we recognized a gain of $2.2 million and $4.0 million, respectively, due to the repurchase of redeemable preferred stock. We did not provide any tax benefit in connection with this gain on the redeemable preferred stock because it is not a taxable gain.

Income tax expense. The consolidated effective income tax rate for fiscal 2006 and 2005 was 33.3%. Excluding the non-tax deductible interest expense and gain on the redeemable preferred stock, our effective rate for fiscal 2006 and 2005 was 29.3% and 35.8%, respectively. In fiscal 2006, we recorded a tax benefit of $0.8 million related to research and development credits that were received. In fiscal 2006, we also completed a Section 965 repatriation of funds from our foreign subsidiaries that resulted in additional tax expense of approximately $0.5 million. Excluding these two items, our effective rate for fiscal 2006 would have been approximately 35.4%. Our effective tax rate differs from the statutory tax rate primarily due to lower tax rates in foreign jurisdictions offset by state tax rates. We expect our effective tax rate, excluding the non-deductible interest expense on our preferred stock, will be between 38% and 41% for fiscal 2007, depending on results of foreign operations.

Net income. Net income decreased $3.1 million, or 49.0%, from $6.4 million in fiscal 2005 to $3.3 million in fiscal 2006. Higher operating income was more than offset by higher interest costs.

Consolidated Results of Operations: Fiscal 2005 Compared to Fiscal 2004

Net sales. Net sales increased 35.1%, or $85.1 million from fiscal 2004. Net sales increased 18.1% in the Specialized Components segment and 62.8% in the Aerospace-grade Component segment. Approximately $59.5 million of this increase relates to the acquisitions that were completed in fiscal 2005 and 2004. Consolidated organic net sales increased 10.6% to $268.0 million, including $1.6 million in favorable currency exchange rates in our Specialized Components segment. The primary products that experienced organic net sales growth in fiscal 2005 were critical engine fasteners, up 31.0%, and stud fasteners and weld equipment, up 14.2% in our Specialized Components segment and high stress fasteners, up 12.2%, in our Aerospace-grade segment.

Gross Profit. Gross profit margins were 25.7% in fiscal 2005, compared to 29.6% in fiscal 2004. Increased steel costs that were not passed onto our customers, reduced gross margins approximately 1.7% in fiscal 2005. In addition, we had $1.3 million of start-up costs in our Specialized Components segment, which reduced gross profit approximately 0.4%. The remaining difference relates to lower margins for the companies acquired in fiscal 2005 than for our existing businesses.

Selling, general and administrative expenses (SG&A), excluding intangible asset amortization. In fiscal 2005, SG&A expenses were $45.3 million, excluding intangible amortization, compared to $39.1 million in 2004, an increase of $6.2 million. The increase was driven primarily by acquisitions completed in fiscal 2005 and fiscal 2004. SG&A expenses of acquired companies included in fiscal 2005 that were not included in fiscal 2004 were approximately $5.7 million.

Intangible asset amortization. In fiscal 2005, intangible asset amortization expenses were $2.3 million, compared to $0.4 million in 2004, an increase of $1.9 million. The increase relates to the completion of our final purchase price allocations for certain acquisitions made in fiscal 2004 and 2005 resulting in the identification of certain amortizable intangible assets.

Restructuring charges. We incur impairment and restructuring charges from time to time as a result of executing our strategy to rationalize and consolidate manufacturing capacity, better serve customer demand, fix or discontinue operations, integrate acquisition capacity and build flexible cost structures through outsourcing initiatives. These charges may vary significantly from period to period, and as a result, we may experience fluctuations in our reported net income due to the timing of restructuring actions.

During fiscal 2005, we incurred restructuring charges of $0.2 million for severance related payments due to the termination of 15 employees at one of our business units in the Aerospace-grade Components segment. There are no additional severance expenses related to these employees and we expect to generate annual savings of approximately $0.7 million as a result of these terminations.

Securities and Exchange Commission

April 23, 2007

Impairment of long-lived assets. We recorded non-cash charges of $1.6 million in fiscal 2005 compared to $1.0 million in fiscal 2004. These charges include noncash impairment charges related to the abandonment and disposal of specific assets in the Specialized Components segment.

Impairment of goodwill. We recorded a non-cash charge of $14.0 million in fiscal 2004 related to the write-off of the goodwill at Progressive Stamping. For further information refer to Note 6 of our Consolidated Financial Statements.

Interest expense – long term debt. For fiscal 2005, interest expense on long term debt increased 12.1%, or $2.8 million, compared to fiscal 2004, primarily due to higher average debt balances. Our average debt balance in fiscal 2005 was $228.5 million compared to $179.0 million in fiscal 2004, while the weighted average interest rate incurred, including the amortization of debt issuance costs, was 11.4% compared to 13.0% for fiscal 2004. Under a registration rights agreement between us and the initial purchasers of our 11.5% Senior Subordinated Notes due May 2011, we were required to complete an exchange offer and register the issuance of the notes under the Securities Act of 1933. We completed the exchange offer on April 14, 2005. Prior to completing the exchange offer, the interest rate on the notes increased at a rate of 0.25% for each 90-day period beginning November 27, 2003. Upon the completion of the exchange offer, our obligations to pay the 1% penalty interest rate ceased and, effective April 15, 2005, the interest rate on the notes reverted to 11.5%. As a result, the annualized interest rate on these notes for fiscal 2005 was 11.5%, compared to 12.5% in fiscal 2004.

Interest expense – redeemable preferred stock. Effective January 1, 2005, we adopted SFAS No. 150, which required us to record in our results of operations, the dividends on our redeemable preferred stock as interest expense rather than as a reduction to retained earnings or additional paid in capital. We have not restated any prior periods, as it is not permitted. We did not provide any tax benefit in connection with the interest expense on the redeemable preferred stock because payment of the related preferred dividend is not tax-deductible.

Gain on repurchase of redeemable preferred stock. During fiscal 2005, we recognized a $4.0 million gain due to the repurchase of redeemable preferred stock. We did not provide any tax benefit in connection with this gain on the redeemable preferred stock because it is not a taxable gain.

Income tax expense. The consolidated effective income tax rate for fiscal 2005 was 33.3% compared to a benefit of 60.7% in fiscal 2004. Excluding the non-tax deductible interest expense and gain on the redeemable preferred stock, our effective rate for fiscal 2005 was 35.8%. In the fourth quarter of fiscal 2004, we reduced our tax expense by approximately $1.5 million based on the settlement of a foreign tax matter that had previously been accrued. Excluding this item, the effective tax rate for fiscal 2004 would have been approximately (35.0)%. Our effective tax rate differs from the statutory tax rate primarily due to lower tax rates in foreign jurisdictions offset by state tax rates. Income from discontinued operations. We have accounted for the operations of FabriSteel as discontinued operations in accordance with the provisions of SFAS No. 144. The results of FabriSteel for all periods presented are included in the consolidated financial statements as discontinued operations. In addition, the gain on the sale of FabriSteel, net of tax, was $8.3 million in fiscal 2004. For further information, please refer to Note 3 in our Consolidated Financial Statements.

Net income. Net income decreased $3.1 million, or 32.3%, from $9.5 million in fiscal 2004 to $6.4 million in fiscal 2005. Fiscal 2004 included $11.7 million of income from discontinued operations, including a gain on the sale of Fabristeel Products of $8.3 million, net of tax.

Securities and Exchange Commission

April 23, 2007

SEGMENT RESULTS OF OPERATIONS

Segment Reported Results

(dollars in thousands)

	2006	2005	2004
Net sales:	$212,937	$177,755	$150,545
Specialized Components
Aerospace-grade Components	196,286	149,909	92,085
Eliminations	(246)	(148)	(216)

Total net sales	$408,977	$327,516	$242,414

EBITDA (1):
Specialized Components	33,349	26,209	23,967
Aerospace-grade Components	36,726	31,102	24,485
Unallocated corporate operating expenses	(8,430)	(7,320)	(6,963)

EBITDA	61,645	49,991	41,489
Depreciation and amortization:
Specialized Components	(7,213)	(6,569)	(6,461)
Aerospace-grade Components	(12,605)	(6,679)	(2,726)
Corporate	(157)	(87)	(54)

Depreciation and amortization	(19,975)	(13,335)	(9,241)
Impairment of long-lived assets	—	(1,597)	(1,018)
Impairment of goodwill	—	—	(14,027)
Excess of fair value assigned to inventory included in cost of goods sold	(1,286)	—	—
Restructuring charges	(541)	(216)	—

Total operating income	39,843	34,843	17,203
Interest expense	(32,177)	(26,139)	(23,318)
Interest expense on redeemable preferred stock	(2,894)	(3,454)	—
Gain on repurchase of redeemable preferred stock	2,210	4,035	—
Loss on sale of discontinued product line	(2,284)	—	—
Other, net	203	363	346

Income (loss) before income taxes, minority interest, discontinued operations, and cumulative effect of a change in accounting principle	$4,901	$9,648	(5,769)

Net income	$3,265	$6,398	$9,461

Reconciliation of EBITDA to Cash Flow from Operations:

	Year Ended September 30,
	2006	2005	2004
EBITDA	$61,645	$49,991	$41,489
Income tax expense (benefit)	(1,636)	(3,250)	3,499
Interest expense - long term debt	(32,177)	(26,139)	(23,318)
Amortization of debt issuance costs	1,453	1,444	1,179
Deferred income taxes	2,429	(255)	(2,444)
Other income	203	363	346
Excess of fair value assigned to inventory included in cost of goods sold	(1,286)	—	—
Restructuring charges	(541)	(216)	—
Net changes in current assets and liabilities	(1,313)	(28,554)	(2,701)

Cash flows from operating activities	$28,777	$(6,616)	$18,050

Segment Results of Operation: EBITDA

Management presents EBITDA (earnings before interest, taxes, depreciation, and amortization), a non-GAAP measure, because we use EBITDA data to measure the performance of our operating segments and as a basis for compensating our operating managers. We also realize that certain investors use such information as one measure of our liquidity and historical ability to meet debt service, capital expenditure and working capital requirements. In addition, the Company’s debt covenants in the credit agreement relating to our credit facility contain ratios based on this measure.

EBITDA is not intended to represent and should not be considered more meaningful nor should it be considered in isolation or as a substitute for, or an alternative to, operating income, cash flows from operating activities or other measures of performance in accordance with generally accepted accounting principles. EBITDA is also not intended to represent cash flows for the period or funds available for management’s discretionary use. Moreover, because of potential inconsistencies in the method of calculation, EBITDA is not necessarily comparable to other similarly titled captions used by other companies or used in the Company’s debentures, credit, or other similar agreements. In order to compensate for differences in the calculation of EBITDA across companies, EBITDA should be evaluated in conjunction with GAAP measures such as operating income, net income, and other measures of equal importance.

Securities and Exchange Commission

April 23, 2007

Segment Results of Operations: Fiscal 2006 Compared to Fiscal 2005

Aerospace-grade Components

Net sales. Aerospace-grade component sales increased $46.4 million in fiscal 2006, or 30.9% over fiscal 2005. This increase resulted from incremental sales from the acquisitions of General Products, Acraline, GCE, Spun Metals and Erie Bolt. Excluding the incremental sales from these acquisitions, sales in this segment were down 4.0%, which is primarily the result of lower sales of high stress fasteners (down 22.4%) offset by higher sales of gas turbine components (up 14.3%). The decline in the high stress fastener sales was due to a decline in sales of military track pins of approximately 44.5% based on expected lower demand.

EBITDA. For the year ended September 30, 2006, EBITDA from our Aerospace-grade segment increased $5.6 million while EBITDA margins decreased from 20.7% to 18.7% compared to fiscal 2005. The EBITDA increase was due to the operating results of acquisitions completed in fiscal 2006 and 2005. The decline in EBITDA margin for fiscal 2006 relates to approximately $0.6 million in costs to launch new products, expand production capabilities, and execute certain initiatives, lower sales of military track pins and the weighted affect of lower margins from the newly acquired businesses.

Specialized Components

Net sales. In our Specialized Components segment, net sales for the year ended September 30, 2006 increased $35.2 million, or 19.8% over the prior year. The increase was due to organic net sales growth of 7.5%, while the acquisition completed in the fiscal 2006 first quarter had a favorable impact on net sales of 12.3%. The organic increase reflects higher sales of stud fasteners and weld equipment sales (up 9.0%, or $8.4 million, due primarily to higher demand from our industrial (up 13.5%) and construction (up 14.4%) end markets as a result of increased downstream demand for industrial machinery and equipment, an increase in non-residential construction projects and the introduction of new products.

EBITDA. For the year ended September 30, 2006, EBITDA from our Specialized Components segment increased $7.2 million over fiscal 2005. EBITDA margin increased from 14.7% to 15.7%. The increase in EBITDA and EBITDA margin reflects the integration costs savings achieved from the acquisition of BNC and the overall increase in sales for the segment. EBITDA for this segment in 2005 includes approximately $1.3 million of costs related to establishing a new warehouse, cold-heading center of excellence and starting a new operation in China.

Unallocated Corporate Operating Expenses

For the year ended September 30, 2006, Unallocated Corporate Operating Expenses increased $1.1 million over fiscal 2005 to $8.4 million. This increase relates to approximately $1.4 million of higher professional fees for the write-off of unconsummated business acquisitions and certain tax initiatives.

Segment Results of Operations: Fiscal 2005 Compared to Fiscal 2004

Aerospace-grade Components

Net sales. Aerospace-grade component sales increased $57.8 million in fiscal 2005, or 62.8% over fiscal 2004. This increase resulted from incremental sales from the acquisitions of General Products, Acraline, GCE and Spun Metals. Excluding the incremental sales from these acquisitions, sales in this segment were down 1.8% which is primarily the result of lower sales of gas turbine components (down 46.1%) offset by higher sales of high stress fasteners and equipment (up 12.2%). The decline in the gas turbine component sales was due to lower end market demand for certain new large gas turbine units in North America.

Securities and Exchange Commission

April 23, 2007

EBITDA. For the year ended September 30, 2005, EBITDA from our Aerospace-grade segment increased $6.6 million while EBITDA margins decreased from 26.6% to 20.7% compared to fiscal 2004. The EBITDA increase was due to the operating results of General Products, Acraline, GCE and Spun Metals. The decline in EBITDA margin for fiscal 2005 relates to an increase in the raw material costs (approximately $3.1 million in fiscal 2005) of certain high stress components which could not be passed on to our military customers, lower absorption of gas turbine component overhead due to a sales decline of approximately $9.3 million, and the weighted affect of lower margins from the newly acquired businesses.

Specialized Components

Net sales. In our Specialized Components segment, net sales for the year ended September 30, 2005 increased $27.2 million, or 18.1% over the prior year. The majority of this increase reflects higher sales of critical engine fasteners used in the diesel engines of trucks (up 31.0%) resulting from an increase in downstream OEM unit production rates. In addition, stud fasteners and weld equipment sales were up 14.2%, or $14.7 million, due primarily to higher demand from our industrial (up 27.4%) and construction (up 14.4%) end markets as a result of increased downstream demand for industrial machinery and equipment, an increase in non-residential construction projects and the introduction of new products.

EBITDA. For the year ended September 30, 2005, EBITDA from our Specialized Components segment increased $2.2 million over fiscal 2004. EBITDA margin decreased slightly from 15.9% to 14.7%. The increase in EBITDA reflects the overall increase in sales for the segment. EBITDA for this segment in 2005 includes approximately $1.3 million of one-time costs related to establishing a new warehouse, cold-heading center of excellence and starting a new operation in China. In addition, EBITDA in fiscal 2005 was negatively impacted by higher raw material costs in our sales of formed parts and assemblies, which could not be passed through to OEMs.

Unallocated Corporate Operating Expenses

For the year ended September 30, 2005, Unallocated Corporate Operating Expenses increased $0.4 million over fiscal 2004 to $7.3 million.

3.	Divestitures and Discontinued Operations, page 69

2.	Comment: We have reviewed your response to our prior comment 2 which provides your basis for not presenting SPOA as a discontinued operation. We further note your continued belief that these operations were immaterial. Based on the information that you have provided in your response, we are not convinced that the operations of SPOA were immaterial and we urge you to reassess materiality when revising disclosures in future filings as well as consider the disclosure requirements of paragraph 17 of EITF 03-13.

Response: The Company will reassess materiality when revising disclosures in future filings as well as consider the disclosure requirements of paragraph 17 of EITF 03-13.

Securities and Exchange Commission

April 23, 2007

If you have any questions regarding the forgoing, please direct them to the undersigned at (952) 921-2091.

Sincerely,

/s/ Michael R. Elia
Michael R. Elia
Senior Vice President and Chief Financial Officer